Integra Resources Corp.

Consolidated Financial Statements

For the Years Ended

December 31, 2019 and 2018

Expressed in Canadian Dollars

Integra Resources Corp.

Consolidated Financial Statements

For the Years Ended

December 31, 2019 and 2018

Independent Auditor's Report

To the Shareholders of Integra Resources Corp.:

Opinion

We have audited the consolidated financial statements of Integra Resources Corp. and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2019 and December 31, 2018, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2019 and December 31, 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises Management's Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

  Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
  Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
  Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Jenny Chia Fong Lee.

Vancouver, British Columbia
April 15, 2020	Chartered Professional Accountants

Integra Resources Corp.
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	December 31, 2019	December 31, 2018
	$	$
Assets
Current Assets
Cash and cash equivalents (Note 5)	31,323,346	15,420,540
Receivables and prepaid expenses (Note 6)	709,295	502,794
Total Current Assets	32,032,641	15,923,334
Long-Term Deposits (Note 6)	21,121	432,906
Restricted Cash (Note 7)	1,928,641	2,267,778
Property, Plant and Equipment (Note 8)	1,436,077	767,197
Right-of-Use Assets (Note 9)	947,310	1,013,608
Exploration and Evaluation Assets (Note 10)	61,348,921	58,422,192
Total Assets	97,714,711	78,827,015
Liabilities
Current Liabilities
Trade and other payables (Note 12)	1,310,553	1,204,514
Current reclamation and remediation liability (Note 15)	2,319,140	2,289,740
Promissory note liabilities (Note 13)	-	4,377,974
Current lease liability (Note 9)	305,638	241,645
Due to related parties (Note 11)	509,731	473,970
Total Current Liabilities	4,445,062	8,587,843
Long-Term Lease Liabilities (Note 9)	717,042	801,649
Reclamation and Remediation Liabilities (Note 15)	41,993,019	39,858,960
Total Liabilities	47,155,123	49,248,452
Shareholders' Equity
Share Capital (Note 16)	103,572,785	61,709,371
Reserves	5,186,287	3,554,104
Accumulated Other Comprehensive (Loss) Income	(849,663)	11,860
Accumulated Deficit	(57,349,821)	(35,696,772)
Total Equity	50,559,588	29,578,563
Total Liabilities and Equity	97,714,711	78,827,015

Nature of Operations (Note 1); Commitments and Contingencies (Note 14); Subsequent Events (Note 20)

These consolidated financial statements were authorized for issue by the Board of Directors on April 15, 2020. They are signed on the Company's behalf by:

"Stephen de Jong" , Director	"Anna Ladd-Kruger" , Director

The accompanying notes are an integral part of these consolidated financial statements.

Integra Resources Corp.
Consolidated Statements of Operations and Comprehensive Loss
 (Expressed in Canadian Dollars)

	Years Ended December 31,

	2019	2018
	$	$
Operating Expenses
General and Administrative Expenses
Depreciation - Property, plant and equipment (Note 8)	(191,570)	(98,927)
Depreciation - Right-of-use assets (Note 9)	(263,162)	(216,551)
Compensation and benefits	(2,909,986)	(2,338,269)
Corporate development and marketing	(783,783)	(672,064)
Office and site administration expenses	(657,681)	(508,426)
Professional fees	(260,296)	(403,287)
Regulatory fees	(149,512)	(68,874)
Stock-based compensation (Note 16)	(1,632,183)	(1,577,664)
	(6,848,173)	(5,884,062)

Exploration and Evaluation Expenses (Note 10)	(13,433,489)	(9,512,437)
Operating Loss	(20,281,662)	(15,396,499)
Other Income (Expense)
Interest income	230,034	141,683
Lease interest expenses (Note 9)	(88,466)	(95,545)
Rent income - sublease (Note 9)	90,000	93,500
Reclamation accretion expenses (Note 15)	(1,238,099)	(1,380,172)
Foreign exchange income (loss)	(364,856)	1,829,194
Total Other Income (Expense)	(1,371,387)	588,660
Net Loss	(21,653,049)	(14,807,839)
Other Comprehensive Loss
Foreign exchange translation	(861,523)	(105,079)
Other Comprehensive Loss	(861,523)	(105,079)
Comprehensive Loss	(22,514,572)	(14,912,918)
Net Loss Per Share (Note 19)
- basic and diluted	(0.26)	(0.25)
Weighted Average Number of Shares (000's)
- basic and diluted (000's)	84,601	59,146

The accompanying notes are an integral part of these consolidated financial statements.

Integra Resources Corp.
Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars, except share numbers)

	Share Capital		Reserves
	Number of Shares	Amount	Options	Warrants	Accumulated Other Comprehensive Income (Loss)	Deficit	Total

Balance at December 31, 2017	56,020,074	$45,885,834	$1,143,382	$844,000	$116,939 -	$(20,888,933)	$27,101,222
Share issued for cash	21,242,600	16,994,080	-	-	-	-	16,994,080
Share issue cost	-	(1,219,597)	-	-	-	-	(1,219,597)
Share-based payments - warrants exercised	44,837	49,054	-	(10,942)	-	-	38,112
Share-based payments - options	-	-	1,577,664	-	-	-	1,577,664
Other comprehensive loss	-	-	-	-	(105,079)	-	(105,079)
Net loss	-	-	-	-	-	(14,807,839)	(14,807.839)
Balance at December 31, 2018	77,307,511	61,709,371	2,721,046	833,058	11,860	(35,696,772)	29,578,563
Share issued for cash	42,250,432	44,385,695	-	-	-	-	44,385,695
Share issue costs	-	(2,522,281)	-	-	-	-	(2,522,281)
Share-based payments - options	-	-	1,632,183	-	-	-	1,632,183
Other comprehensive loss	-	-	-	-	(861,523)	-	(861,523)
Net loss	-	-	-	-	-	(21,653,049)	(21,653,049)
Balance at December 31, 2019	119,557,943	$103,572,785	$4,353,229	$833,058	$(849,663)	$(57,349,821)	$50,559,588

The accompanying notes are an integral part of these consolidated financial statements.

Integra Resources Corp.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years Ended December 31,
	2019	2018
	$	$
Operations
Net loss	(21,653,049)	(14,807,839)

Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation - Property, plant and equipment	191,570	98,927
Depreciation - Right-of-use assets (Note 9)	263,162	216,551
Lease interest expenses (Note 9)	88,466	95,545
Reclamation accretion expenses	1,238,099	1,380,172
Reclamation expenditures (Note 15)	(2,269,653)	(2,364,788)
Unrealized foreign exchange loss (gain) on foreign exchange	22,466	(1,199,557)
Share-based payment	1,632,183	1,577,664
Net change in non-cash working capital items:
Receivables, prepaid expenses and other assets	203,640	(47,416)
Lease liabilities	(87,728)	(95,122)
Trade and other payables	186,310	533,269
Due to related parties	35,711	132,155
Cash flow used in operating activities	(20,148,823)	(14,480,439)
Investing
Additions to property, plant and equipment (Note 8)	(877,084)	(773,790)
Short and long-term investments (Note 7)	231,214	1,564,540
Property acquisition costs	(4,957,169)	(3,200,765)
Cash flow used in investing activities	(5,603,039)	(2,410,015)
Financing
Issuance of common shares	44,385,695	16,994,080
Issuance of common shares - warrants (Note 16)	-	38,112
Share issue costs	(2,520,708)	(1,194,203)
Lease principal payments (Note 9)	(210,319)	(187,288)
Cash flow provided by financing activities	41,654,668	15,650,701
Increase (decrease) in cash and cash equivalents	15,902,806	(1,239,753)
Cash and cash equivalents at beginning of year	15,420,540	16,660,293

Cash and cash equivalents at end of year	31,323,346	15,420,540

Supplemental disclosure of non-cash activities in Note 18

The accompanying notes are an integral part of these consolidated financial statements.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

1.   NATURE OF OPERATIONS

Integra Resources Corp. ("Integra" or the "Company"), formerly Mag Copper Limited, was incorporated on April 15, 1997 as Berkana Digital Studios Inc.  On December 4, 1998, the name of the Company was changed to Claim Lake Resource Inc. and on March 31, 2005, the Company changed its name to Fort Chimo Minerals Inc. On January 1, 2009, the Company amalgamated with its wholly-owned subsidiary, Limestone Basin Exploration Ltd.  The amalgamated company continued to operate as Fort Chimo Minerals Inc.  On June 14, 2011, the Company changed its name to Mag Copper Limited and on August 11, 2017, the Company changed its name to Integra Resources Corp.

The Company's head office, principal address and registered and records office is 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6.

The Company trades on the TSX Venture under the trading symbol "ITR". The Company is listed on the OTCQX under the trading symbol "IRRZF".

Integra is a development stage company engaged in the acquisition, exploration and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar Project, consisting of the neighbouring DeLamar and Florida Mountain Gold and Silver Deposits ("DeLamar" or the "DeLamar Project") in the heart of the historic Owyhee County mining district in south western Idaho. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of feasibility level studies designed to advance the DeLamar Project towards a potential construction decision.

2.   BASIS OF PREPARATION

2.1 Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with and using accounting policies in full compliance with the International Financial Reporting Standards ("IFRS") and International Accounting Standards ("IAS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the IFRS Interpretations Committee ("IFRIC"), effective for the Company's reporting for the year ended December 31, 2019.

These consolidated financial statements were authorized by the Board of Directors of the Company on April 15, 2020.

2.2 Significant Accounting Policies

(a) Basis of Consolidation

  These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Integra Resources Holdings Canada Inc., Integra Resources Holdings U.S. Inc., and DeLamar Mining Company.  All intercompany balances and transactions are eliminated upon consolidation.

(b) Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual accounting basis, except for cash flow information.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

2.   BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

(c) Foreign Currency Translation

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The functional currency of the Canadian parent company and its Canadian subsidiary is the Canadian dollar.  The functional currency of the Company's two US subsidiaries is the US dollar.  The presentation currency of the Company is the Canadian dollar.

Foreign currency transactions and balances

Foreign currency transactions are recorded initially at the exchange rates prevailing at the transactions' dates. At each subsequent reporting period:

  Foreign currency monetary items are reported at the closing rate at the date of the statement of financial position;
  Non-monetary items carried at historical rates are reported at the closing rate at transactions' dates;
  Non-monetary items carried at fair value are reported at the rates that existed when the fair values were determined.

When a foreign currency transaction involves an advance payment or receipt, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income is the date on which an entity initially recognized the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in net income, with one exception. Exchange differences arising from the translation of the net investment in foreign entities are recognized in a separate component of equity, foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in net income as part of the gain or loss on sale.

Translation of subsidiary results into the presentation currency

The operating results and statements of financial position of the Company's subsidiaries which have the US dollar as a functional currency have been translated into Canadian dollars as follows:

i) Assets and liabilities are translated at the closing rate at the date of the statement of financial position;

ii) Revenue and expenses are translated at the average exchange rates, unless there is significant fluctuation in the exchange rates. In that case revenue and expenses are translated at the exchange rate at the date of transaction, except depreciation, depletion, and amortization, which are translated at the exchange rates applicable to the related assets;

iii) All resulting translation exchange differences are recognized in other comprehensive loss.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

2.   BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

(c) Foreign Currency Translation (continued)

When a foreign operation is disposed of, the cumulative amount of the exchange differences recognized in other comprehensive loss and accumulated in the separate component of equity relating to that foreign operation shall be recognized in profit or loss when the gain or loss on disposal is recognized.

(d) Cash and Cash Equivalents

Cash and cash equivalents are carried in the consolidated statements of financial position at fair value.  Cash and cash equivalents consist of cash on deposit with banks and highly liquid investments that are readily convertible to known amounts of cash or have maturity dates at the date of purchase of three months or less.

Restricted cash is cash held in a bank account that is not available for the Company's general use.

(e) Exploration and Evaluation Properties, and Mineral Properties

Exploration and Evaluation Properties

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, drilling and other work involved in searching for minerals.

Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of:

                (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve;

               (ii) determining the optimal methods of extraction and metallurgical and treatment processes;

              (iii) studies related to surveying, transportation, and infrastructure requirements;

              (iv) permitting activities; and

               (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

License costs paid in connection with a right to explore in an existing exploration area are expensed as incurred.

Once the legal right to explore has been acquired, exploration and evaluation expenditure is charged to profit or loss as incurred, unless it is concluded that a future economic benefit is more likely than not to be realized.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

2.   BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

(e) Exploration and Evaluation Properties, and Mineral Properties (continued)

Exploration and Evaluation Properties (continued)

In evaluating if expenditures meet the criteria to be capitalized, several different sources of information are utilized. The information that is used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed.

Exploration and evaluation expenditures incurred on a license where a NI 43-101 - Standards of Disclosure for Mineral Projects ("43-101") compliant resource has not yet been established are expensed as incurred until sufficient evaluation has occurred in order to establish a 43-101 compliant resource and on completion of a pre-feasibility study. Costs expensed during this phase are included in "exploration and evaluation expenses" in the consolidated statements of operations and comprehensive loss.

Costs of acquiring exploration and evaluation assets are capitalized. They are subsequently measured at cost less accumulated impairment.

Once development is sanctioned, exploration and evaluation assets are tested for impairment and transferred from "Exploration and Evaluation Assets" to "Mineral Properties and Deferred Development Costs" or "Property, Plant & Equipment" depending on the nature of the asset. No amortization is charged during the exploration and evaluation phase.

Mineral Properties

Mine development costs are capitalized if management determines that there is sufficient evidence to support probability of generating positive economic returns in the future.  A mineral resource is considered to have economic potential when the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices. Prior to capitalizing such costs, management determines if there is a probable future benefit that will contribute to future cash inflows, the Company can obtain the benefit and control access to it, and if the transaction or event giving rise to the benefit has already occurred.

If the Company does not have sufficient evidence to support the probability of generating positive economic returns in the future, mine development costs are expensed in the consolidated statements of operations and comprehensive loss.

Amortization and Depletion

Exploration and evaluation assets and Mineral properties are not subject to depletion or amortization - they are tested for impairment when circumstances indicate that the carrying value may not be recoverable.

Disposal

At the disposal, gains or losses of an item within Exploration and Evaluation Properties, or Mineral Properties are calculated as the difference between the proceeds from disposal and the carrying amount. Those gains or losses are recognized net within other income in profit or loss.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

2.   BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

(f) Plant, Property and Equipment

Equipment items are recorded at cost and depreciated over their estimated useful lives. The cost of an item includes the purchase price and directly attributable costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The Company's capitalization threshold is $2,500. Where an equipment item comprises major components with different useful lives, the components are accounted for as separate items of equipment.

Equipment items are depreciated on a straight-line basis over their estimated useful lives at the following rates:

                        Computers and software                                         30%

                        Office furniture and equipment                               20%

                        Vehicles                                                                   30%

                        Buildings and office improvements                           4%

                        Exploration building and water wells                      10%

                        Roads                                                                          8%

                        Exploration equipment                                             20%

Land is not depreciated. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations and comprehensive loss.

    (g)  Leased Assets

Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a right-of-use asset for the right to use the underlying asset for the lease term. The right-to-use asset is initially measured at cost, which comprises the initial amount of the lease liability, adjusted for lease prepayments, lease incentives received, the lessee's initial direct cost (e.g., commissions) and an estimate of restoration, removal and dismantling costs. The lease liability is initially measured at the present value of the lease payments to be made over the lease term, using the implicit interest rate (if available) or incremental borrowing rate for the present value determination. Subsequently, lessees accrete the lease liability to reflect interest and reduce the liability to reflect lease payments made, and the related right-of-use asset is depreciated in accordance with the depreciation requirements of IAS 16 Property, Plant and Equipment. Right-of-use assets are subject to impairment testing under IAS 36 Impairment of Assets. Short-term leases and leases with low value underlying assets are recognized on a straight-line basis in the Company's consolidated statements of operations and comprehensive loss.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

2.   BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

(h) Impairment of Non-Financial Assets

The Company's mineral properties and equipment are reviewed for any indication of impairment at each financial reporting date or at any time if any indications of impairment surface.  If any such indication exists, an estimate of the recoverable amount is undertaken, being the higher of an asset's fair value less costs to sell and the asset's value in use.  If the asset's carrying amount exceeds its recoverable amount then an impairment loss is recognized in net income or loss for the period, and the carrying value of the asset on the consolidated statements of financial position is reduced to its recoverable amount.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties.  Fair value of mineral properties is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, discounted by an appropriate pre-tax discount rate to arrive at a net present value.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.  Value in use is determined by applying assumptions specific to the Company's continued use which includes future development.  As such, these assumptions may differ from those used in calculating fair value.

In testing for indicators of impairment and performing impairment calculations, assets are grouped in cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.  The estimates of future discounted cash flows are subject to risks and uncertainties including estimated production, grades, recoveries, future metals prices, discount rates, exchange rates and operating costs.

Non-financial assets other than goodwill that have suffered an impairment are evaluated for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.  When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not been recorded.

(i) Share Capital

Financial instruments issued by the Company are classified as equity only to the extend that they do not meet the definition of a financial liability or financial asset. The Company's common shares and share warrants are classified as equity instruments.

Equity-settled share-based compensation arrangements such as the Company's stock option plan are measured at fair value at the date of grant and recorded within equity.  The fair value at grant date of all share-based compensation is recognized as compensation expense over the vesting period, with a corresponding credit to shareholders' equity.  The amount recognized as an expense is reversed to reflect stock options forfeited, so no expense will remain in the financial records in relation to the forfeited agreements.  The Company estimates the fair value of share options granted using the Black-Scholes option pricing model.

If the Company issues units as part of financing, consisting of both common shares and common share purchase warrants, the fair value of the warrants is determined using the Black-Scholes pricing model, and the remaining value is assigned to the common shares.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

2.   BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

(j) Reclamation and Remediation Provisions

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  The Company recognizes the cost of future reclamation and remediation as a liability when: the Company has a legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reasonable estimate of the obligation can be made.  The liability is measured initially by discounting expected costs to the net present value using pre-tax rates and risk assumptions specific to the liability.  The resulting cost is capitalized to the carrying value of the related assets, or expensed to exploration, evaluation and development expenses where there is no carrying value of the related assets.

In subsequent periods, the liability is adjusted for accretion of the discount with the offsetting amount charged to the consolidated statements of operations and comprehensive loss as finance cost.  Any change in the amount or timing of the underlying cash flows is adjusted to the carrying value of the liability, with the offsetting amount recorded as an adjustment to the reclamation and remediation provision cost included in mineral properties or exploration, evaluation and development expenses.  Any amount charged to the carrying value of assets is depreciated over the remaining life of the relevant assets.  It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental disturbance, the application of laws and regulations by regulatory authorities, changes in remediation technology and changes in discount rates.  The Company reviews its reclamation and remediation provision at least annually and as evidence becomes available indicating that its remediation and reclamation liabilities may have changed.  Any such changes in costs could materially impact the future amounts recorded as reclamation and remediation obligations.

(k) Income Taxes

Income tax is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized directly in equity.  Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years.  The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.  It is measured using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards.  Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is included in net income in the period in which the change is substantively enacted.  The amount of deferred tax assets recognized is limited to the amount that is, in management's estimation, probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

2.   BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued

(l) Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Stock options and share purchase warrants are typically dilutive when the Company has net income for the period and the average market price of the common shares during the period exceeds the exercise price of the stock option and/or share purchase warrant.

The Company follows the treasury stock method for the calculation of diluted earnings per share. That method assumes that outstanding stock options and warrants with an average exercise price below the market price, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. Under this method, diluted earnings per share are calculated by dividing net earnings for the period by the diluted weighted average shares outstanding during the period.

(m) Contingencies

Due to the size, complexity, and nature of the Company's operations, various legal and tax matters are outstanding from time to time. In case that management's estimate of the future resolution of these events changes, the Company will recognize the effects of those changes in the consolidated financial statements on the date such changes occur.

(n) Financial instruments

The classification and measurement of financial assets is based on the purpose for which the financial assets were acquired. The classification of investments in debt instruments is driven by the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest ("SPPI"). Investments in debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest. If the business model is not to hold the debt instrument, it is classified as FVTPL.

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL. For other equity instruments, the Company can elect (on an instrument-by-instrument basis) to designate them as FVTOCI on the acquisition day.

Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income, or (iii) at fair value through profit or loss.

• Amortized cost

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

2.   BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

(n) Financial instruments (continued)

• Fair value through other comprehensive income ("FVTOCI")

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI. This classification includes certain equity instruments for which an entity is allowed to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at fair value through profit or loss ("FVTPL") to present subsequent changes in FVTOCI.

• Fair value through profit or loss ("FVTPL")

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

Financial liabilities are generally classified and measured at fair value at initial recognition and subsequently measured at amortized cost.

The expected credit loss impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease is related to an event occurring after the impairment was recognized.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. Financial liabilities are derecognized when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

(o) Revenue from Contracts with Customers

An entity recognizes revenue from the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To recognize revenue, an entity should identify the contract with customers, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each obligation, and recognize revenue when a performance obligation is satisfied by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service).

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

2.   BASIS OF PREPARATION (continued)

2.3 Adoption of New Standards

New Accounting Pronouncements

Certain pronouncements were issued by the International Accounting Standards Board (IASB) that will be mandatory for accounting periods on or after January 1, 2020. The following has not yet been adopted:

IFRS 3 Business Combinations - Amendments: in October 2018, the IASB issued these amendments, which clarify the definition of a business, permitting a simplified assessment to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are effective for transactions for which the acquisition date is on or after the beginning of the first annual reporting beginning on or after January 1, 2020 - early adoption is permitted. Integra will adopt these amendments in 2020, as management believes that the adoption of the IFRS 3 - Amendments does not have material impact on the Company's consolidated financial statements.

2.4 Significant Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. The Company has identified the following areas where estimates, assumptions and judgments are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of the Company's consolidated statements of financial position reported in future periods.

Significant Accounting Estimates

(a) Mineral Resource Estimate

The accuracy of resource estimates is a function of the quantity and quality of available data and assumptions made and judgments used in the geological and engineering interpretation and may be subject to revision based on various factors.  Changes in resource estimates may impact the carrying value of mineral property, plant and equipment, the calculation of amortization and depletion, the capitalization of mine development costs, and the timing of cash flows related to reclamation and remediation provision.

(b) Share-Based payments

The determination of the fair value of stock options or warrants using the Black-Scholes option pricing model, requires the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions could materially affect the fair value estimate.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

2.   BASIS OF PREPARATION (continued)

2.4 Significant Accounting Estimates and Judgments (continued)

Significant Accounting Estimates (continued)

(c) Current and Deferred Taxes

Tax regulations are very complex and changing regularly. As a result, the Company is required to make judgments about the tax applications, the timing of temporary difference reversals, and the estimated realization of tax assets. Also, all tax returns are subject to further government's reviews, with the potential reassessments. All those facts can impact current and deferred tax provisions, deferred tax assets and liabilities, and operation results.

(d) Review of Asset Carrying Values and Assessment of Impairment

The Company reviews each asset or cash generating unit at each reporting date to determine whether there are any indicators of impairment.  If any such indication exists, a formal estimate of recoverable amount is performed, and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.  The recoverable amount of an asset or cash generating unit is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value less costs to sell and value in use requires management to make estimates and assumptions about expected production and sales volumes, metal prices, ore tonnage and grades, recoveries, operating costs, reclamation and remediation costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets.  In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the consolidated statements of operations and comprehensive loss.

(e) Fair Value Measurement

The Company measures certain financial instruments at fair value at each balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or liability is measured using the assumption that market participants act in their best economic interest.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient date are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Changes in estimates and assumptions about these inputs could affect the reported fair value.

When the fair values of non-financial assets need to be determined, e.g. when calculating fair value less cost to sell for impairment purposes, fair value is measured using valuation techniques including comparable calculations and discounted cash flow models.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

2.   BASIS OF PREPARATION (continued)

2.4 Significant Accounting Estimates and Judgments (continued)

Significant Accounting Estimates (continued)

(f) Reclamation and Remediation Provision

The Company assesses its reclamation and remediation provisions annually or when new material information is available. The amounts recorded for reclamation and remediation provisions are based on estimates prepared by third party environmental specialists, if available, or by persons within the Company who have the relevant skills and experience.  These estimates are based on remediation activities required by environmental laws, the expected timing of cash flows, and the pre-tax risk-free interest rates on which the estimated cash flows have been discounted.  These estimates also include an assumption of the rate at which costs may inflate in future periods.  Actual results could differ from these estimates.  The estimates are related to the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

(g) Property, Plant and Equipment

Equipment items are recorded at cost and depreciated over their estimated useful lives. The cost of an item includes the purchase price and directly attributable costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Equipment items are depreciated on a straight-line basis over their estimated useful lives. Management reviews the estimated useful lives, residual values and depreciation methods at the end of each financial year, and when circumstances indicate that such reviews should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such reviews are accounted for prospectively.

Significant Accounting Judgments

(a) Going Concern

These consolidated financial statements have been prepared on a going concern basis and do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Management has applied judgment in the assessment of the Company's ability to continue as a going concern, considering all available information, and concluded that the going concern assumption is appropriate for a period of at least twelve months following the end of the reporting period.

Given the judgment involved, actual results may lead to a materially different outcome.

(b) Asset Acquisition

Significant judgment is required to determine if an acquisition meets the definition of a business or whether assets are acquired. Applying the acquisition method to business combinations requires each assets and liability to be measured at its acquisition-date fair value, and the excess (if any) of the fair value of consideration over the fair value of the net assets acquired is recognized as goodwill. For the asset acquisition, acquisition considerations are allocated to assets acquired and liabilities assumed on a relative fair value basis and no goodwill is recognized.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

2.   BASIS OF PREPARATION (continued)

2.4 Significant Accounting Estimates and Judgments (continued)

Significant Accounting Judgments (continued)

(c) Exploration and Evaluation expenditures

The application of the Company's accounting policy for exploration and evaluation expenditure requires judgment to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves.

(d) Assessment of Lease

The Company assessed whether a contract is or contains a lease. This assessment involves the exercise of judgment about whether it depends on a specific asset, whether the company obtains substantially all the economic benefits from the use of that asset, and whether the Company has the right to direct the use of the asset.

3.   CAPITAL MANAGEMENT

The Company's capital management goals are to: ensure there are adequate capital resources to safeguard the Company's ability to continue as a going concern; maintain sufficient funding to support the acquisition, exploration, and development of mineral properties and exploration and evaluation activities; maintain investors' and market confidence; and provide returns and benefits to shareholders and other stakeholders.

The Company's working capital as of December 31, 2019 was $27,587,579 (December 31, 2018 - $7,335,491 working capital). The Company's capital structure is adjusted based on the funds available to the Company such that it may continue exploration and development of its properties for the mining of minerals that are economically recoverable.  The Board of Directors does not establish quantitative return on capital criteria, but rather relies on the expertise of management and other professionals to sustain future development of the business.

The Company's properties are in the exploration and development stage and, as a result, the Company currently has no source of operating cash flow. The Company intends to raise such funds as and when required to complete its projects.  There is no assurance that the Company will be able to raise additional funds on reasonable terms.  The only sources of future funds presently available to the Company are through the exercise of outstanding stock options or warrants, the sale of equity capital of the Company or the sale by the Company of an interest in any of its properties in whole or in part.  The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended December 31, 2019.  The Company's long-term restricted cash includes $1,905,472 (US$1,467,102) (December 31, 2018 - $1,974,856 (US$1,447,629)) in cash collateral for surety bonds held as a security for the Company's reclamation and remediation obligations (see Notes 7 and 15).

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

4.   FINANCIAL INSTRUMENTS

All financial instruments are initially measured at fair value plus or minus transaction costs (in case of a financial asset or financial liability not at fair value through profit or loss). Subsequent measurements are designed either at amortized costs or fair value (gains and losses are either recognized in profit or loss (fair value through profit or loss, FVTPL) or recognized in other comprehensive income (fair value through other comprehensive income, FVTOCI)).

Fair Value

The Company has designated its cash and cash equivalents and derivative instruments as FVTPL, which are measured at fair value.  Trade and other payables and due to related parties are classified for accounting purposes as financial liabilities measured at amortized cost, which also equals fair value, due to the short-term nature of those items. The Company's receivables (excluding tax receivables) and restricted cash are recorded at amortized cost. The Company's lease liability is recorded at amortized costs using effective interest rate method. Fair values of trade and other payables and due to related parties are determined from transaction values which were derived from observable market inputs.  Fair values of other financial assets are based on current bid prices at the balance sheet date.

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

The Company's financial instruments are accounted for as follows under IFRS 9:

FINANCIAL ASSETS:	CLASSIFICATION
Cash and cash equivalents	FVTPL
Derivative assets	FVTPL
Receivables (excluding tax receivables)	Amortized cost, less any impairment
Restricted cash, long-term	Amortized cost, less any impairment

FINANCIAL LIABILITIES:	CLASSIFICATION
Trade and other payables	Other financial liabilities, measured at amortized cost
Derivative liabilities	FVTPL
Due to related parties	Other financial liabilities, measured at amortized cost
Lease liability	Other financial liabilities, measured at amortized cost

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

4.   FINANCIAL INSTRUMENTS (continued)

The following table summarizes the Company's financial instruments classified as FVTPL as at December 31, 2019:

	Level	December 31, 2019	December 31, 2018
FINANCIAL ASSETS:

Cash and cash equivalents	1	$ 31,323,346	$ 15,420,540

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

i) Credit Risk

Credit risk is the risk of loss associated with a counter-party's inability to fulfill its payment obligations.  The credit risk is attributable to various financial instruments, as noted below.  The credit risk is limited to the carrying value amount carried on the consolidated statements of financial position.

a. Cash and cash equivalents - Cash and cash equivalents are held with major Canadian and U.S. banks and therefore the risk of loss is minimal.

b. Receivables (excluding tax receivables) - The Company is not exposed to significant credit risk as its receivables are insignificant.

ii) Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they become due. The Company intends on securing further financing to ensure that the obligations are properly discharged.

iii) Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, commodity prices and/or stock market movements (price risk).

a. Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have borrowings. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with a chartered Canadian and US financial institutions. The Company considers this risk to be immaterial.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

4.    FINANCIAL INSTRUMENTS (continued)

iii) Market Risk (continued)

b. Foreign Exchange Risk

The Company is exposed to currency fluctuations. The Company raises funds in Canadian dollars, but a significant portion of its activities are incurred in the US. This relationship between the Canadian and the US dollar will impact the Company's financial statements regularly. To manage this risk, the Company regularly holds certain foreign currency amounts. To mitigate its exposure to the exchange rates fluctuation, the Company enters into forward contracts from time to time. The Company did not have any derivative assets or derivative liabilities as at December 31, 2019.

During the year ended December 31, 2019, the Company recognized a net foreign exchange loss of $364,856. Based on the Company's net foreign currency exposure at December 31, 2019, depreciation or appreciation of US dollar against the Canadian dollar would have resulted in the following increase or decrease in the Company's net loss:

At December 31, 2019	Possible exposure*	Impact on net loss	Impact on net loss

US dollar	+/-10%	$ 880,842	$ (880,842)

*Possible exposure is based on management's best estimate of the reasonably possible fluctuations of foreign exchange rates in the next twelve months.

5.   CASH AND CASH EQUIVALENTS

The balance at December 31, 2019 consists of $22,550,521 cash and $8,772,825 short-term investments (December 31, 2018 - cash $15,420,540) on deposit with major Canadian and US banks.  Short-term investments are redeemable on monthly basis, with the annual interest rate of 1.85%.

6.   RECEIVABLES, PREPAID EXPENSES, AND DEPOSITS

Receivables and Prepaid Expenses As at	December 31, 2019	December 31, 2018
Receivables	$111,577	$87,672
Prepaid expenses	597,718	415,122
Total receivables and prepaid expenses	$709,295	$502,794

Long-Term Deposits As at	December 31, 2019	December 31, 2018
Long-term security deposit (Head- office lease)	$21,121	$23,646
Long-term deposit (EM Strategies)	-	409,260
Total Long-Term Deposits	$21,121	$432,906

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

6.   RECEIVABLES, PREPAID EXPENSES, AND DEPOSITS (continued)

At December 31, 2019 and December 31, 2018, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables and long-term deposits. The Company holds no collateral for any receivable amounts outstanding as at December 31, 2019 and December 31, 2018.

Long-term deposit as of December 31, 2018 in the amount of $409,260 (US$300,000) was related to a third-party consultant who previously managed the water treatment and the environmental monitoring at the DeLamar site ("EM Strategies"). The Company assumed the site water treatment management and environment monitoring on May 1, 2019. As a result, $389,640 (US$300,000) was released to the Company on May 13, 2019.

7.   RESTRICTED CASH

The Company's restricted cash at December 31, 2019 consists of $1,928,641 (December 31, 2018 - $2,267,778) in long-term restricted cash.

The long-term restricted cash includes $1,905,472 (US$1,467,102) (December 31, 2018 - $1,974,856 (US$1,447,629)) in cash collateral for surety bonds held as a security for the Company's reclamation and remediation obligations (see Note 15) and $23,169 (December 31, 2018 - $16,586) long-term credit cards security deposit.

The December 31, 2018 long-term restricted cash balance of $2,267,778 also included $276,336 (US$202,563) related to the deposit placed into an escrow account for EM Strategies, a third-party consultant who previously managed the water treatment and the environmental monitoring at the DeLamar site. The Company assumed those activities in May 2019, and the deposit was released to the Company on April 30, 2019.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

8.   PROPERTY, PLANT AND EQUIPMENT

	Computers and software	Office furniture and equipment	Vehicles	Buildings, well, road, and buildings improvements	Equipment	Total
Cost
Balance at December 31, 2017	$55,696	$-	$-	$4,140	$18,694	$78,530
Additions	70,132	52,495	30,545	315,814	304,804	773,790
Translation difference	3,245	-		362	1,634	5,241
Balance at December 31, 2018	$129,073	$52,495	$30,545	$320,316	$325,132	$857,561
Additions (adjustments)	95,715	(750)	46,049	579,602	156,468	877,084
Translation difference	(3,601)	(362)	(1,465)	(11,923)	(15,584)	(32,935)
Balance at December 31, 2019	221,187	51,383	75,129	887,995	466,016	1,701,710
Accumulated Depreciation
Balance at December 31, 2017	(2,292)	-	-	-	-	(2,292)
Depreciation	(28,850)	(8,855)	(2,724)	(6,370)	(40,967)	(87,766)*
Translation difference	2,282	(32)	(144)	(249)	(2,163)	306
Balance at December 31, 2018	(28,860)	(8,887)	(2,868)	(6,619)	(43,130)	(90,364)
Depreciation	(57,451)	(10,037)	(17,659)	(28,723)	(64,678)	(178,548)*
Translation difference	807	31	137	238	2,066	3,279
Balance at December 31, 2019	(85,504)	(18,893)	(20,390)	(35,104)	(105,742)	(265,633)

*Total depreciation expense of $191,570 shown on the statement of operations and comprehensive loss includes $9,824 related to the staff house depreciation, reported in the exploration and evaluation assets under Note 10.

Carrying amounts

December 31, 2017	$53,404	$-	$-	$4,140	$18,694	$76,238
December 31, 2018	$100,213	$43,608	$27,677	$313,697	$282,002	$767,197
December 31, 2019	$135,683	$32,490	$54,739	$852,891	$360,274	$1,436,077

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

9.   LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

All leases are accounted for in accordance with the IFRS 16, Leases, which replaced IAS 17, Leases and related interpretations, effective for annual periods beginning on or after January 1, 2019, early adoption permitted if IFRS 15, Revenue from Contracts with Customers has been adopted. The Company elected to adopt IFRS 16 as of January 1, 2018 using the modified retrospective approach where the cumulative impact of adoption was recognised in retaining earnings as of January 1, 2018 and comparatives were not restated. IFRS 16 implementation details and the applicable calculations are reported in the Company's audited consolidated financial statements for the year ended December 31, 2018.

The right-of-use assets are depreciated in accordance with the depreciation requirements of IAS 16 Property, Plant and Equipment. The Company's right-of-use assets are depreciated on a straight-line basis, over the lease term.

A summary of the changes in right-of-use assets for the years ended December 31, 2019 and 2018 is as follows:

	Head office rent (5-year term)		Vehicles (3-year term)	Equipment (3-year term)	Total
Balance, December 31, 2017	$-	$		$-	$-
Present value of future lease payments	1,063,424		86,878	-	1,150,302
Paid up-front	74,154		6,125	-	80,279
Total right-of-use assets at initial recognition	1,137,578		93,003	-	1,230,581
Depreciation	(208,556)		(8,417)	-	(216,973)
Balance, December 31, 2018	$929,022		$84,586	$-	$1,013,608
Additions	6,616		36,521	157,027	200,164
Depreciation	(227,516)		(30,529)	(4,362)	(262,407)
Translation differences	-		(4,055)	-	(4,055)
Balance, December 31, 2019	$708,122		$86,523	$152,665	$947,310

A summary of the changes in lease liabilities for the years ended December 31, 2019 and 2018 is as follows:

	Head office rent	Vehicles	Equipment	Total Lease Liabilities
Balance, December 31, 2017	$-	$-	$-	$-
Short-term lease liabilities at initial recognition	212,685	28,960	-	241,645
Long-term liabilities at initial recognition	924,893	64,044	-	988,937
Payments - principal portion	(174,441)	(12,847)	-	(187,288)
Balance, December 31, 2018	$963,137	$80,157	$-	$1,043,294
Short-term lease liabilities at initial recognition	-	13,040	52,342	65,382
Long-term lease liabilities at initial recognition	-	23,481	104,685	128,166
Payments - principal portion	(181,658)	(24,968)	(3,693)	(210,319)
Translation differences	-	(3,843)	-	(3,843)
Balance, December 31, 2019	$781,479	$87,867	153,334	$1,022,680

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

9.   LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (continued)

When the rate implicit in the lease cannot be readily determined, the Company applied an average incremental borrowing rate. The Company used an 8.5% discount rate to calculate the present value of its lease payments. Subsequently, the initial lease liabilities are reduced by the applicable payments.

Carrying lease liabilities amounts and the interest expense changes are as follows:

	Current lease liabilities	Carrying long-term lease liabilities	Total lease liabilities	Interest expenses
Balance, December 31, 2017	$-	$-	$-	$-
Balance, December 31, 2018	$241,645	$801,649	$1,043,294	$95,545
Balance, December 31, 2019	$305,638	$717,042	$1,022,680	$88,466

The Company subleased a portion of its head office to three companies for a total annual rent income of $90,000 in the current year (December 31, 2018 - $93,500). The income is recognized in the statement of operations and comprehensive loss, under the "Rent income - sublease".

Operating Leases

The Company elected not to capitalize its short-term rent agreements (related to its Reno office space and equipment rentals). For the year ended December 31, 2019, the Company expensed $136,079 (December 31, 2018 - $24,012) related to the short-term office rent agreements ($46,852 - included in Office and site administration expenses) and its equipment rent agreements ($89,227 - included in Exploration and evaluation expenses). As December 31, 2019, the Company's short-term lease commitment was $90,122 (December 31, 2018 - $32,252).

10. EXPLORATION AND EVALUATION ASSETS

The DeLamar Project consists of the neighbouring DeLamar and Florida Mountain Gold and Silver Deposits, located in the heart of the historic Owyhee County mining district in south western Idaho.

DeLamar Gold and Silver Deposit

On November 3, 2017, the Company acquired 100% of interest in Kinross DeLamar Mining Company, a wholly-owned subsidiary of Kinross Gold Corporation ("Kinross"), which owned the DeLamar Deposit for $7.5mm in cash and the issuance of 5,545,987 common shares of the Company that is equal to 9.9% of all of the issued and outstanding shares of the Company upon closing of the October 2017 $27.3mm financing. The 5,545,987 common shares issued were valued at $4,714,089 on the closing date. The Company paid $3.0mm cash at closing of the acquisition transaction and issued a $4.5mm promissory note, which was originally due in May 2019.  In February 2019 the maturity date of the promissory note was extended to November 3, 2019, and the promissory note was paid in full on October 31, 2019. That payment represents payment-in-full for all amounts owing under the promissory note agreement and all obligations under the agreement with Kinross USA Inc. have been fully performed. As a result, Kinross USA Inc. has released its security on 25% of the shares of DeLamar Mining Company

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

DeLamar Gold and Silver Deposit (continued)

A portion of the DeLamar Project was subject to a 2.5% NSR payable to Kinross. In December 2019, Kinross Gold USA Inc. informed DeLamar that its affiliate Kinross has entered a Royal Purchase and Sale Agreement dated December 1, 2019 whereby Kinross agreed to sell, assign, transfer and convey to Maverix Metals (Nevada) Inc. and Maverix Metals Inc. all of Kinross' or its applicable subsidiaries' rights, titles and interests in a portfolio of royalties, including the net smelter returns royalty governed by the Royalty Agreement. The Maverix royalty applies to more than 90% of the current DeLamar area resources, but this royalty will be reduced to 1.0% upon Maverix receiving total royalty payments of C$10,000,000.

Florida Mountain Gold and Silver Deposit

Integra executed in December 2017 Purchase and Sale Agreements with two private entities (Empire and Banner) to acquire patented claims in the past-producing Florida Mountain Gold and Silver Deposit ("Florida Mountain") for a total consideration of US$2mm (C$2.6mm) in cash. The Company completed the purchase of the Florida Mountain Empire claims in January 2018 and paid US$1.6mm (C$2.1mm) at closing. The Company completed the acquisition of the Florida Mountain Banner claims in the second quarter of 2018 and paid US$0.4mm (C$0.5mm) at closing.

War Eagle Gold-Silver Deposit

In December 2018, the Company has entered into an option agreement with Nevada Select Royalty Inc. ("Nevada Select"), a wholly owned subsidiary of Ely Gold Royalties Inc. ("Ely Gold") to acquire Nevada Select's interest in a State of Idaho Mineral Lease (the "State Lease") encompassing the War Eagle gold-silver Deposit ("War Eagle") situated in the DeLamar District, southwestern Idaho. Upon exercise of the option, Nevada Select will transfer its right, title and interest in the State Lease, subject to a 1.0% net smelter royalty on future production from the deposit payable to Ely Gold, to DeLamar Mining. Under the option agreement, Integra will pay Nevada Select US$200,000 over a period of four years in annual payments, as per the following schedule:

  US$20,000 cash at execution of the option agreement (C$27,284 - paid in December 2018);
  US$20,000 cash on the six-month anniversary (C$26,486 - paid in June 2019);
  US$30,000 cash on the one-year anniversary (C$38,964 - paid in December 2019);
  US$30,000 cash on the second anniversary;
  US$30,000 cash on the third anniversary; and
  US$70,000 cash on the fourth anniversary.

Integra has the right to accelerate the payments and exercise of the option at anytime prior to the fourth-year anniversary. The State Lease is subject to an underlying 5.0% gross royalty payable to the State of Idaho.

In the War Eagle Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750m north of the State Lease.

Black Sheep District

The Company staked a number of the Black Sheep claims in 2018. The staking was completed in early 2019.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration and Evaluation Assets Summary:

Total
Balance at December 31, 2017	$59,335,430
Land acquisitions	2,776,147
Claim Staking	269,633
Technical due diligence	56,801
Legal expenses	321,520
Title review and environment	42,188
Other expenses	11,337
Promissory note interest accretion expenses	361,095
Reclamation adjustment*	(9,972,051)
Depreciation**	(11,751)
Translation difference***	5,188,598
Total	58,378,947
Advance minimum royalty	43,245
Balance at December 31, 2018	58,422,192
Land acquisitions/option payments	64,940
Claim Staking	227,370
Legal expenses	25,303
Title review and environment	13,046
Promissory note interest accretion expenses	119,205
Reclamation adjustment*	5,241,860
Depreciation**	(9,616)
Translation difference***	(2,800,772)
Total	61,303,528
Advance minimum royalty	45,393
Balance at December 31, 2019	$61,348,921

*Reclamation adjustment is the change in present value of the reclamation liability, due to changes to cost estimates, inflation rate, and or discount rate.

**A staff house building with a carrying value of US$187,150 (C$243,070) has been included in the DeLamar property. This building is being depreciated.

***December 31, 2017 closing balance of US$47,298,071 (C$59,335,430), translated to C$ with the December 31, 2018 exchange rate equals to $64,524,028, resulting in a $5,188,598 translation difference; December 31, 2018 closing balance of US$42,825,239 (C$58,422,192), translated to C$ with the December 31, 2019 exchange rate equals to $55,621,420, resulting in a $2,800,772 translation difference.

The Company spent $13,433,489 in exploration and evaluation activities during the year ended December 31, 2019 (December 31, 2018 - $9,512,437).

The following tables outline the Company's exploration and evaluation expense summary for the years ended December 31, 2019 and 2018:

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration and Evaluation Expense Summary:

December 31, 2019	DeLamar deposit	Florida Mountain deposit	Other deposits	Joint expenses	Total
Contract drilling	$2,332,110	$2,948,410	$642,942	$-	$5,923,462
Other drilling labour & related costs	1,774,427	1,081,589	276,565	-	3,132,581
Other exploration expenses*	160,783	138,783	323,625	1,213,645	1,836,836
Land**	143,735	56,904	17,861	252,005	470,505
Permitting	-	-	-	93,393	93,393
Metallurgy test work	-	-	-	975,809	975,809
Technical reports and studies	-	-	-	819,970	819,970
Community, safety & other	-	-	-	180,933	180,933
Total	$4,411,055	$4,225,686	$1,260,993	$3,535,755	$13,433,489

*Includes mapping, IP, sampling, etc. expenses

**Includes compliance, consulting, property taxes, legal, etc. expenses

December 31, 2018	DeLamar deposit	Florida Mountain deposit	Other deposits	Joint expenses	Total
Contract drilling	$3,861,156	$763,938	$-	$-	$4,625,094
Other drilling labour & related costs	2,658,259	340,637	-	-	2,998,896
Other exploration expenses*	300,623	1,944	-	642,924	945,491
Land**	162,186	158,161	-	216,913	537,260
Permitting	-	-	-	7,621	7,621
Metallurgy test work	-	-	-	116,330	116,330
Technical reports and studies	-	-	-	192,192	192,192
Community, safety & other	-	-	-	89,553	89,553
Total	$6,982,224	$1,264,680	$-	$1,265,533	$9,512,437

*Includes mapping, IP, sampling, etc. expenses

**Includes compliance, consulting, property taxes, legal, etc. expenses

11. RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

Related parties include the Board of Directors and officers and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

As December 31, 2019, $509,731 (December 31, 2018 - $473,970) was due to related parties, for payroll expenses, consulting fees, and other expenses.  Receivables from related parties (related to rent and office expenses) as December 31, 2019 amounted to $21,385 (December 31, 2018 - $40,053) and was recorded in receivables. All payables and receivables were settled subsequent to the year end.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

11. RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION (continued)

Key Management Compensation:

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

Remuneration attributed to executives and directors for the years ended December 31, 2019 and 2018 were as follows:

	December 31, 2019	December 31, 2018
Short-term benefits*	$1,675,146	$1,348,946
Associate companies**	(31,205)	(75,583)
Stock-based compensation	1,213,717	1,155,653
Total	$2,857,658	$2,429,016

*Short-term employment benefits include salaries and consulting fees for key management.

**Net of payable/receivable/GST due to/from entities for which Integra's directors are executives, mostly related to rent and office expenses.

12. TRADE AND OTHER PAYABLES

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and amounts payable for operating and financing activities.  The usual credit period taken for trade purchases is between 30 to 90 days. The majority of the Company's payables relates to drilling and exploration expenditures, legal and office expenses, and consulting fees.

The following is an aged analysis of the trade and other payables:

As at	December 31, 2019	December 31, 2018
<30 days	$751,167	$1,099,682
31 - 60 days	6,442	143
61 - 90 days	-	-
>90 days	821	288
Total Accounts Payable	758,430	1,100,113
Accrued Liabilities	552,123	104,401
Total Trade and Other Payables	$1,310,553	$1,204,514

Accrued liabilities at December 31, 2019 and 2018 include accruals for project exploration and development expenditures, payroll, professional services, and office expenses.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

13. PROMISSORY NOTE LIABILITY

In November 2017, the Company acquired the DeLamar Gold and Silver Project for $7.5mm in cash, of which $3.0mm cash was paid at the closing of the transaction and $4.5mm was due 18 months post closing of the acquisition (May 2019). The Company issued a non-interest bearing promissory note in the amount of $4.5mm. Management's estimate of the market interest rate for the debt was 8.5%. The determination of the fair value of the promissory note required management to use judgment, including management's estimate of a market interest rate. 25% of DeLamar's shares were pledged as security for the promissory note and were guaranteed by Integra Holdings U.S. Inc. In February 2019 the maturity date of the promissory note was extended from May 3, 2019 to November 3, 2019 and the calculation has been adjusted accordingly.

As at	December 31, 2019	December 31, 2018
Principal amount	$-	$4,500,000
Discount on promissory note, net of accretion	-	(122,026)
Carrying value of promissory note payable	$-	$4,377,974

The Company repaid its $4.5 million promissory note on October 31, 2019. This payment represents payment in-full for all amounts owing under the promissory note agreement and all obligations under the agreement with Kinross USA have been fully performed. As a result, Kinross USA has released its pledge on 25% of the shares of DeLamar Mining Company.

14. COMMITMENTS AND CONTINGENCIES

Net Smelter Return

A portion of the DeLamar Project is subject to a 2.5% NSR payable to Maverix Metals Inc. ("Maverix"). The NSR will be reduced to 1.0% once Maverix has received a total cumulative royalty payment of $10 million.

See Note 10 for details.

Advance Minimum Royalties, Land Access Lease Payments, and Annual Claim Filings

The Company is required to make property rent payments related to its mining lease agreements with landholders, in the form of advance minimum royalties ("AMR"). There are multiple third-party landholders, and the royalty amounts due to each of them over the life of the Project varies with each property. The Company's AMR obligation was $34,950 (C$45,393) in 2019 (December 31, 2018 - US$31,600 (C$43,109)), which was paid in full in the current fiscal year. The Company was required to pay land and road access lease payments and IDL rent payments of US$132,232 (C$171,743) in 2019 (December 31, 2018 - US$77,916 (C$106,293)), which was paid in full in the current fiscal year.  The Company's obligation for BML claim fees amounted to US$166,730 (C$216,549) in 2019 (December 31, 2018 - US$87,305 (C$119,101)), which was paid in full in the current fiscal year. The AMR, annual land lease payments, IDL rent payments, and BLM payments are greater in 2019 than in 2018 as the Company significantly increased its land package since acquiring the asset in late 2017. The Company does not anticipate significant change for 2020.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

15. RECLAMATION AND REMEDIATION LIABILITIES

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. The site has been reclaimed by the former owner, Kinross, and the Company's environmental liabilities consist mostly of water treatment and environmental monitoring costs.

The reclamation and remediation obligation represent the present value of the water treatment and environmental monitoring activities expected to be completed over the next 70 years. The cost projection has been prepared by an independent third party with expertise in mining site reclamation. Water treatment costs could be reduced in the event that mining at DeLamar resumes in the future. The Company's cost estimates do not currently assume any future mining activities. Assumptions based on the current economic environment have been made, which management believes are a reasonable basis upon which to estimate the future liability.

These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual water treatment and environmental monitoring costs will ultimately depend upon future market prices for the required activities that will reflect market conditions at the relevant time.

In 2019, the Company reviewed and revised some of its December 31, 2018 reclamation assumptions and estimates. The discount rate used in estimating the site restoration cost obligation decreased from 3.02% to 2.39% for the year ended December 31, 2019, to reflect a 30-year treasury yield curve rates change. The inflation rate used range between 2.0% and 2.3% for the years ended December 31, 2019 and 2018.  There were no changes to the market risk premium (2.5% for the second and third year and 5% for the fourth year and thereafter) during the year ended December 31, 2019.

These changes resulting from the reclamation assumptions revision are recognized as a decrease in the carrying amount of the reclamation liability and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset (see Note 10).

The following table details the changes in the reclamation and remediation liability.

Water Treatment and Environmental Monitoring	$
Liability balance at December 31, 2017	48,767,928
Reclamation spending	(2,364,788)
Accretion expenses	1,380,172
Reclamation adjustment	(9,972,051)
Translation difference	4,337,439
Liability balance at December 31, 2018	42,148,700
Reclamation spending	(2,269,653)
Accretion expenses	1,238,099
Reclamation adjustment	5,241,860
Translation difference	(2,046,847)
Balance at December 31, 2019	44,312,159
Current portion at December 31, 2019	2,319,140
Non-current portion at December 31, 2019	41,993,019

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

15. RECLAMATION AND REMEDIATION LIABILITIES (continued)

As at December 31, 2019, the current portion of the reclamation and remediation obligation of $2,319,140 represents the total estimated water treatment and environmental monitoring costs to be incurred from January 1, 2020 to December 31, 2020. The Company has incurred $2,269,653 in expenses during the 2019 fiscal year.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations.

The Company's reclamation and remediation bonds as of December 31, 2019 amount to US$3.0mm (C$3.9mm).

Reclamation and remediation bonds	December 31, 2019		December 31, 2018
	C$	US$	C$	US$
Idaho Department of Lands	3,659,147	2,817,329	3,791,015	2,778,929
Idaho Department of Environmental Quality	129,880	100,000	136,420	100,000
Bureau of Land Management - Idaho State Office	66,888	51,500	70,256	51,500
Total	$3,855,915	$2,968,829	$3,997,691	$2,930,429

The Company's reclamation and remediation obligations are secured with surety bonds. These surety bonds have a 50% cash collateral requirement and are subject to a 2.5% management fee (see Note 7 - Restricted cash for further details).

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

16. SHARE CAPITAL

Share Capital

The Company is authorized to issue an unlimited number of common shares without par value.  As at December 31, 2019, the number of total issued and outstanding common shares is 119,557,943 (December 31, 2018 - 77,307,511).

Activities during the year ended December 31, 2019

On August 16, 2019, the Company completed a non-brokered offering of 14,490,696 special warrants at an issue price of $0.86 per special warrant for gross proceeds of $12,461,999. The Company paid $223,560 to certain finders and $201,164 for various other expenses (legal, filing, and consulting) in connection with the non-brokered offering. The special warrants were converted into 14,490,696 free trading common shares, for no additional consideration on August 27, 2019 (12,046,510 common shares) and August 30, 2019 (2,444,186 common shares).

On November 25, 2019, the Company completed its strategic placement with Coeur Mining, Inc. ("Coeur") whereby Coeur purchased 5,760,236 common shares of Integra at a price of $1.15 per common share for gross proceeds of $6,624,271. The Company paid $198,992 in advisory fees and legal expenses in connection to this placement.

On December 4, 2019, the Company completed a public bought deal of 21,999,500 common shares with a syndicate of underwriters, at an issue price of $1.15 per share for aggregate gross proceeds of $25,299,425. The Company paid $1,369,434 in brokers' fee, $98,019 to certain finders, and $427,121 for various other expenses (mostly legal and filing fees) in connection with this public bought deal.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

16. SHARE CAPITAL (continued)

Activities during the year ended December 31, 2018

On March 15, 2018, 44,837 broker warrants related to the Company's October 2017 financing have been exercised at a price of $0.85 for total proceeds of $49,054.

On October 31, 2018, the Company completed a non-brokered offering of 6,867,600 special warrants at an issue price of $0.80 per special warrant for gross proceeds of $5,494,080. The Company paid $122,600 to certain finders and $94,973 for various other expenses (mostly legal and filing fees) in connection with the non-brokered offering. The special warrants were converted into 6,867,600 free trading common shares, for no additional consideration, on November 15, 2018.

On November 6, 2018, the Company closed a brokered offering of 14,375,000 common shares at an issue price of $0.80 per common share for gross proceeds of $11,500,000. The Company paid the agents an aggregate cash fee of $600,000. The Company also paid a finder's fee of $90,000 to a finder and $312,024 for various other expenses (mostly legal and filing fees) in connection with the offering.

Stock Options

The Company has an incentive stock option plan ("the Plan") whereby the Company can grant to directors, officers, employees and consultants options to purchase shares of the Company. The Plan provides for the issuance of stock options to acquire up to 10% of the Company's issued and outstanding capital. The Plan is a rolling plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases.  As at December 31, 2019, the Company had 1,022,544 (December 31, 2018 - 812,251) options available for issuance.

The Plan provides that it is solely within the discretion of the Board to determine who would receive stock options and in what amounts. In no case (calculated at the time of grant) shall the Plan result in:

- The aggregate number of options granted in a 12-month period to any one individual exceeding 5% of the outstanding shares of the Company;

- The maximum number of options which may be reserved for issuance to insiders of the Company shall not exceed 10% of the outstanding shares of the Company;

- The maximum number of options which may be issued to any insider of the Company, together with any previously established or proposed share compensation arrangements, within a 12-month period shall not exceed 5% of the outstanding shares of the Company.

- The maximum number of options, which may be issued to insiders of the Company, together with any previously established or proposed share compensation arrangements within a 12-month period shall not exceed 10% of the outstanding shares of the Company.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

16. SHARE CAPITAL (continued)

Stock options (continued)

A summary of the changes in stock options for the years ended December 31, 2019 and 2018 is as follows:

December 31, 2019			December 31, 2018
		Weighted		Weighted
		Average		Average
	Options	Exercise Price	Options	Exercise Price
Outstanding at the beginning of year	6,918,500	$0.95	4,157,200	$1.00
Granted	4,139,750	1.14	2,903,500	0.88
Forfeited/Expired	(125,000)	0.95	(142,200)	1.11
Outstanding at the end of year	10,933,250	$1.02	6,918,500	$0.95

The following table provides additional information about outstanding stock options as December 31, 2019:

	No. of options outstanding	Weighted average remaining life (Years)	Exercise price	No. of options currently exercisable	Expiration date
	4,015,000		$1.00	3,043,334	November 3, 2022
	225,000		$1.28	75,000	February 1, 2023
	250,000		$1.18	166,667	February 28, 2023
	225,000		$0.87	75,000	August 29, 2023
	100,000		$0.87	33,333	September 10, 2023
	1,828,500		$0.80	742,833	November 23, 2023
	250,000		$0.80	166,667	December 13, 2023
	100,000		$0.87	-	January 11, 2024
	125,000		$0.86	-	January 16, 2024
	250,000		$1.31	83,333	September 16, 2024
	3,564,750		$1.15	346,668	December 17, 2024
Total	10,933,250	3.84	$1.02	4,732,835

Share-based payments - options

A summary of the changes in the Company's reserve for share-based payments for the years ended December 31, 2019 and 2018 is set out below:

	December 31, 2019	December 31, 2018
Balance at beginning of year	$2,721,046	$1,143,382
Changes	1,632,183	1,577,664
Balance at the end of year	$4,353,229	$2,721,046

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

16. SHARE CAPITAL (continued)

Share-based payments - options (continued)

On December 17, 2019, the Company granted 3,564,750 to its directors, officers and employees, at an exercise price of $1.15 per share, with the expiry date December 17, 2024. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $2,099,281.

On September 16, 2019, the Company granted 250,000 to a new director, at an exercise price of $1.31 per share, with the expiry date September 16, 2024. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $185,450.

On January 16, 2019, the Company granted 125,000 to a new employee, at an exercise price of $0.86 per share, with the expiry date January 16, 2024. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $61,400.

On January 11, 2019, the Company granted 200,000 to a new employee and a consultant, at an exercise price of $0.87 per share, with the expiry date January 11, 2024. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $49,732 (100,000 cancelled options included).

On December 13, 2018, the Company granted 250,000 to a new director, at an exercise price of $0.80 per share, with the expiry date December 13, 2023. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $79,875.

On November 23, 2018, the Company granted 1,828,500 to its directors, officers and employees, at an exercise price of $0.80 per share, with the expiry date November 23, 2023. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $758,828.

On September 10, 2018, the Company granted 100,000 to a new employee, at an exercise price of $0.87 per share, with the expiry date September 10, 2023. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $53,790.

On August 29, 2018, the Company granted 225,000 to a new employee, at an exercise price of $0.87 per share, with the expiry date August 29, 2023. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $121,612.

On February 28, 2018, the Company granted 250,000 to a new director, at an exercise price of $1.18 per share, with the expiry date February 28, 2023. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $176,750.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

16. SHARE CAPITAL (continued)

Share-based payments - options (continued)

On February 1, 2018, the Company granted 250,000 to a new employee and a consultant, at an exercise price of $1.28 per share, with the expiry date February 1, 2023. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $181,667 (25,000 cancelled options included).

Total share-based payment included in the statements of operations and comprehensive loss and the statements of changes in equity in the year ended December 31, 2019 was $1,632,183 (December 31, 2018 - $1,577,664).

The following assumptions were used for the Black-Scholes valuation of options granted during the years ended December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Dividend rate	0%	0%
Expected annualized volatility	59.1% - 67.59%	69.19% - 75.15%
Risk free interest rate	1.49% - 1.93%	2.03% - 2.29%
Expected life of options	5	5
Weighted average of strike price of options granted	$1.14	$0.88

Warrants

A summary of the changes in warrants to acquire an equivalent number of shares for the years ended December 31, 2019 and 2018 is as follows:

December 31, 2019			December 31, 2018
		Weighted		Weighted
		Average		Average
	Warrants	Exercise	Warrants	Exercise
		price		price
Outstanding at the beginning of year	1,748,651	$0.85	1,793,488	$0.85
Granted	-	-	-	-
Exercised	-	-	(44,837)	0.85
Expired Un-exercised	(1,748,651)	0.85	-	-
Outstanding at the end of year	-	$-	1,748,651	$0.85

*On May 3, 2019, all outstanding broker warrants issued in conjunction with the October 2017 private placement expired un-exercised.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

16. SHARE CAPITAL (continued)

Share-based payments - warrants

A summary of the changes in the Company's reserve for warrants for the years ended December 31, 2019 and 2018 is set out below:

	December 31, 2019	December 31, 2018
Balance at beginning of year	$833,058	$844,000
Changes	-	(10,942)
Balance at the end of year	$833,058	$833,058

The change of $10,942 in the period ended December 31, 2018 is related to 44,837 broker warrants exercised during the same period.

17. CURRENT AND DEFERRED TAX

The Company reported current and deferred tax expense of $Nil during the year ended December 31, 2019 in the consolidated statements of operations and comprehensive loss.

The income tax expense differs from that computed by applying the applicable Canadian federal and provincial statutory rates before taxes as follows:

	2019	2018
Income/(loss) before income taxes	$(21,653,049)	$(14,807,839)
Applicable statutory rate	27.00%	27.00%
Income tax expense at statutory rate	(5,846,323)	(3,998,116)
Increase/(decrease) attributable to:
Change in deferred tax assets not recognized	5,809,720	4,092,819
Rate differential due to foreign operations	86,957	58,227
Share-based compensation	440,689	425,969
Reclamation	(613,798)	(594,548)
Non-deductible items	18,773	13,316
Other, net	103,982	2,333
Income tax expense	$-	$-
Effective tax rate	0%	0%

In the consolidated statements of financial position, deferred tax assets and liabilities have been offset where they relate to income taxes within the same taxation jurisdiction and where the Company has the legal right and intent to offset. The composition of deferred tax assets (liabilities) recognized on the consolidated statements of financial position is as follows:

	2019	2018
Exploration and development expenditures	$(103,547)	$(92,675)
Unrealized foreign exchange gain	(205)	(93,662)
Non-capital losses	358,260	437,173
Right-of-use assets	(254,508)	(250,836)
Total	$-	$-

17. CURRENT AND DEFERRED TAX (continued)

Management believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets such that they have not been recognized. The tax benefits not recognized reflect management's assessment regarding the future realization of Canadian and foreign tax assets and estimates of future earnings and taxable income in these jurisdictions as of December 31, 2019.

The amounts of deductible temporary differences and unused tax losses for which the Company has not recognized a deferred tax asset in the consolidated statements of financial position are as follows:

	2019	2018
Exploration and development expenditures	$19,102,358	$8,680,834
Non-capital losses	20,216,115	8,072,877
Share-issuance costs	3,544,757	2,131,397
Reclamation and remediation liabilities	4,980,425	-
Finance leases under IFRS 16	837,386	988,218
Unrealized foreign exchange losses	199,486	15,745
Charitable Contributions	10,000	-
Total differences and losses for which no deferred tax asset is recognized	$48,890,527	$19,889,071

As of December 31, 2019, and included in the above table, the Company and its subsidiaries had  available Canadian non-capital loss carry forwards of approximately $8,763,000 which expire between the years 2037 and 2039 for which no deferred tax asset has been recognized and  U.S. net operating loss carry forwards of approximately $1,151,000 (US$886,400)  which expire in 2037 and approximately $10,301,700 (US$7,931,700) with no expiration for which no deferred tax asset has been recognized.

18. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash activities conducted by the Company during the years ended December 31, 2019 and 2018 are as follows:

Year ended December 31, 2019:

   Promissory note interest accretion                                                                                  $119,205

Year ended December 31, 2018:

   Promissory note interest accretion                                                                                  $361,095

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018 (Expressed in Canadian Dollars)

19. NET LOSS PER SHARE

	December 31, 2019	December 31, 2018
Net loss for the year	$(21,653,049)	$(14,807,839)
Basic weighted average numbers of share outstanding (000's)	84,601	59,146
Diluted weighted average numbers of shares outstanding (000's)	84,601	59,146
Loss per share:
Basic	$(0.26)	$(0.25)
Diluted*	$(0.26)	$(0.25)

*Basic loss per share is computed by dividing net loss (the numerator) by the weighted average number of outstanding common shares for the period (the denominator). Options and warrants outstanding have been excluded from computing diluted loss per share because they are anti-dilutive or not in the money.

20. SUBSEQUENT EVENTS

  On March 16, 2020, the Company granted 200,000 options to two new employees, at an exercise price of $0.78 per option, with the expiry date March 16, 2025. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions.
  In February 2020, the Company announced that it had graduated to Tier 1 of the TSX-V and the remaining 2,416,407 Common Shares of Integra held in escrow were released.

  The COVID-19 global outbreak and efforts to contain it may have an impact on the Company's business. The Company continues to monitor the situation and the impact the virus may have on the DeLamar Project. Should the virus spread, travel bans remain in place or should one of the Company's team members or consultants become infected, the Company's ability to advance the DeLamar Project may be impacted. Similarly, the Company's ability to obtain financing and the ability of the Company's vendors, suppliers, consultants and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus.